Exhibit 99.1

BETTERWARE REPORTS FIRST QUARTER FISCAL YEAR 2022 RESULTS:

Guadalajara, Jalisco, Mexico, April 28, 2022. - Betterware de Mexico S.A.P.I. de C.V. (NASDAQ: BWMX), (“Betterware” or the “Company”), announced today its consolidated financial results for the first quarter fiscal year 2022. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding. The Company will host a conference call at 9:00 am (Eastern Time) on April 29, 2022, to discuss its results for the first quarter of 2022.

Key Highlights of Q1 2022

●	Profitability recovery after Q4 2021 one-time impacts: Gross margin recovered 993 basis points QoQ to 63.6% and EBITDA margin expanded 1,003 basis points QoQ to 29.3%, reflecting Betterware´s ability to efficiently manage costs, despite global supply chain disruptions, higher input costs and a softer than expected economic environment in Mexico.
●	Return to normality and the effects of inflationary pressures on disposable income continued generating short-term changes in consumption patterns. Our focus in long-term growth strategy and future opportunities remains.
●	Successfully completed the acquisition of Jafra’s operations in Mexico and the US, along with JAFRA’s trademark rights worldwide.

Luis G. Campos, Executive Chairman of the Board, stated, “The strength and resiliency of our asset-light business model combined with the successful execution and agility with which we operate our strategy served us well in the first quarter, driving significant recovery in gross profit margin and EBITDA margin compared to the fourth quarter of 2021. Furthermore, we were able to navigate the environment well, offsetting cost pressure, commodity price inflation and supply chain disruptions while implementing and developing innovative product, pricing, and growth initiatives. To this end, we focused on innovation planning to introduce new categories and concepts; we will launch Betterware+ App in May providing our Associates and Distributors with enhanced tools to grow orders while elevating their rewards program. We were also delighted to announce the closing of the acquisition of Jafra on April 7th, which expands our category and geographic reach. While we expect the overall economic and operating environment to remain tenuous, we remain confident that our strategy and the discipline with which we execute has us positioned to adapt to market conditions as they develop and deliver improving trends in the second quarter and as the year progresses for the organic business. Overall, we are still excited by the growth potential we see for our business long term and expect our strategy to result in increased value for all Betterware stakeholders.”

Luis G. Campos

Executive Chairman of the Board

Q1 2022 Results

Metric	Amount $ in million	Variation	Comment
Net Revenue	Ps. $1,869.1	-36% vs. Q1 2021	● Slightly below expectations ● Extremely difficult comparison base of Q1 2021, the strongest quarter in company´s history, following 205% growth vs. Q1 2020
Gross Margin	63.6%	+ 610 bps vs. Q1 2021	● Margin expansion driven by price increases and efficient cost management
EBITDA	Ps. $547.8	-41% vs. Q1 2021	● In line with expectations ● Extremely difficult comparison base following 287% growth in Q1 2021vs. Q1 2020 ● 30% growth compared to Q4 2021
EBITDA Margin	29.3%	-252 bps vs. Q1 2021	● Higher expenses due to inflation and lower operating leverage ● Absence of extraordinary expenses led to a 1,003 bps margin expansion relative to Q4 2021, which shows expenses are under control
Net Income	Ps. $267.3	-58% vs. Q1 2021	● Includes unrealized loss in mark-to market of financial derivative instruments ● Extremely difficult comparison base following 339% growth in Q1 2021vs. Q1 2020
Adjusted Net Income	Ps. $366.7	-27% vs. Q1 2021	● Excludes non-cash mark-to market of financial derivative instruments, which had a negative impact of Ps. $99.4 million in Q1 2022 Net Income, compared to a positive impact of Ps. $132.8 million in Q1 2021.
Adjusted EPS	Ps. $9.83	-29% vs. Q1 2021	● Same as Adjusted Net Income
Average Associates	997.8 thousand	-20% vs. Q1 2021	● Difficult comparison base of Q1 2021, which was the strongest quarter in company´s history
Average Distributors	48.1 thousand	-24% vs. Q1 2021	● Difficult comparison base of Q1 2021, which was the strongest quarter in company´s history

The first quarter of 2022 was marked by uncertainty in several fronts. Supply chain bottlenecks have continued worldwide, and current geopolitical conditions are driving commodity price and inflation rate increases.

In Mexico, we experienced lower demand for household products relative to the difficult comparison base of Q1 2021, driven mainly by two factors:

●	Return to normality: economically active population continues to shift back to their pre-pandemic lifestyle and consumption patterns.

●	Softer economic environment: weaker than expected economic growth and the highest consumer inflation rate since 2001, reaching 7.45% YoY as of March 2022.

Both factors have resulted in a lower share of disposable income spent on discretionary products.

Despite a challenging external environment, during the quarter we were able to efficiently manage cost increases and, as anticipated, recover profit margins compared to Q4 2021: +993 bps gross margin expansion and +1,003 bps EBITDA margin expansion quarter-on-quarter, which reaffirms the flexibility of our business model to adapt to different market conditions while maintaining profitability.

We remain fully confident in our long-term growth strategy and in our ability to overcome any temporary external situation. We are certain that we can take advantage of future opportunities which will lead us to continue growing profitably, as we have in the last 20 years, to reach our target of 40% household penetration in Mexico by 2025.

Commercial Strategy

The COVID period (2020-2022) brought about an abnormal expansion of the market with the consequent impact on our revenues, which have now adjusted to “back to normal” conditions. Despite the adjustment, the need for order and organization solutions for the home continues, therefore we remain confident in our ability to return to year-on-year growth, and we have the commercial strategies in place to achieve this.

On the innovation front, we have revised our three-year innovation development focus, to make sure we reinforce products in existing core categories, while simultaneously attacking new categories and concepts. Accordingly, we are mainly strengthening our “to go”, “home renovation” and “home organization” categories, and we keep exploring new categories, such as “smart home”, “home restoration”, among others. Also, as we are aware of the effects of inflationary pressures on consumer spending capacity, we continue adapting our SKU range to cater to these needs.

Additionally, we are carrying out a “market size” study, which will be ready by the end of the 2Q. This will give us more insight into the “total market size”, our share within it, and potential category opportunities. We will share insights on this in our Q2 earnings report.

As for our technology pillar, we are pleased to announce the launch of our new Betterware+ App on May 22. The third version of our proprietary sales force app will help us to enhance support, training, and motivation of our Distributors and Associates. At the same time, we have rolled out the first version of “Natural Language Processing” technology within our service BOT, as well as our intelligent outbound messaging system, which reminds all Distributors and Associates of specific actions they should take to continue growing.

Finally, regarding the Business Intelligence pillar, we have overhauled our rewards programs to continue motivating market penetration and sales force growth. We are also making progress on researching the Associates behaviors and motivations to cater better programs and service to them, which we are sure will contribute to increase attraction and retention starting on May 1st, 2022 and going forward.

This entire set of initiatives is key to achieving a turning point in Q2. Overall, we see 2020-2022 as an abnormal period within our long-term focus on market penetration. We continue deepening our understanding of the market, and the most effective actions to deploy to seize existing opportunities. Thus, we are fully confident our long-term target of reaching 40% market penetration remains valid.

Net Revenues

As expected, given the difficult comparison base of Q1 2021, which was the strongest quarter in the Company´s history both in the level of associates and distributors base and in activity levels, net revenues for Q1 2022 decreased 36% to Ps. 1,869.1M from Ps. 2,901.7M in Q1 2021, which represented a 205% net revenue growth relative to in Q1 2020.

The lower level of net revenue was mainly a result of a lower average distributors and associates base. For the period, on average we had 48.1 thousand distributors, 24% lower than in Q1 2021, and 997.8 thousand associates, 20% lower than in Q1 2021, coupled with a mild decline in their activity levels relative to Q1 2021, which was partially offset by a higher average price per SKU sold.

Gross Margin

Gross margin expanded 610 bps to 63.6% in Q1 2022 from 57.5% in Q1 2021. The improvement derives mainly from the product price increase of 12% announced at the beginning of the year, efficient cost management and planning for freight expenses.

For 2022, we expect our full year gross margin to be in the range of 58% and 60%.

EBITDA

As in the case of net revenues, EBITDA for Q1 2021 was the highest level achieved by the company yet, showing a 287% growth compared to Q1 2020, representing a tough comparison base for this year.

For the first quarter of 2022, Betterware’s EBITDA decreased 41% Year-on-Year to Ps. 547.8M, compared to Ps. 923.6M in Q1 2021, in line with the expected lower level of net revenue and lower operating leverage relative to the prior year period.

EBITDA margin contracted 252 bps to 29.3% in Q1 2022 compared to 31.8% in Q1 2021, reflecting lower operating leverage and higher costs due to surging inflation.

EBITDA margin expanded 1,003 bps versus Q4 2021, recovering our profitability levels after the negative impacts due to extraordinary expenses seen during the preceding quarter, thus reflecting our ability to quickly adapt to market conditions while efficiently controlling costs and maintaining profitability levels.

For 2022, we expect our full year EBITDA margin to be in the range of 27% and 29%.

Net Income

Due to the difficult comparison base relative to Q1 2021 after the 339% growth in net income during Q1 2021, and the unfavorable non-cash expense of Ps. 99.4 M related to the unrealized loss in mark-to market valuation of financial derivative instruments, which do not affect the Company’s cashflows or operating income, net income for Q1 2022 decreased 58% to Ps. 267.3M, relative to Ps. 638.5M in 1Q 2021.

Adjusted net income, which excludes the non-cash expense related to the unrealized loss in mark-to market valuation of financial derivative instruments, decreased 27% relative to Q1 2021, aligned with the lower level of net revenue.

Adjusted earnings per share decreased 29% to Ps. 9.83, relative to adjusted earnings per share of 1Q 2021.

Strong Balance Sheet

As of the end of Q1 2022, the Company’s financial position remains strong, reflecting the main attributes of our differentiated business model, namely high cash flow generation and asset light business model. We ended the quarter with a conservative Net Debt to EBITDA ratio of 0.4x, slightly higher than our leverage ratio in Q1 2021 of 0.01x and the company’s cash conversion cycle stands strong at -16 days in 1Q 2022.

Growth Expectations for 2022

Betterware has a proven track record of performance and a clear and executable long-term growth plan, which includes expansion of our household penetration and share of wallet. We are certain in our ability to navigate well during the year ahead despite uncertainty regarding external conditions given our strategic advantages and initiatives in place.

Regarding our full year expectations, at this point we anticipate, on the one hand, net revenue to be slightly below and, on the other hand, EBITDA to be close to the previous guidance. We look forward to providing guidance for Jafra, within our Q2 report, once we have more visibility into the external situation and have properly assessed Jafra’s synergies and its accretive impact within Betterware. For now, we can gladly share 2021 Jafra’s preliminary figures of Net Revenue at Ps. 5.8 billion and EBITDA of Ps. 0.9 billion, pending release of audited financials from the external auditor and IFRS adoption.

In the longer term, we are fully committed and confident of Betterware´s growth opportunities in the years to come, which will lead us to reach our target of 40% household penetration in Mexico by 2025, as well as expand our geographic reach starting with expansion to the United States by the end of 2023.

Dividend

Given our ability to generate strong cash flows and our asset light business model with low CAPEX requirements, our Board of Directors has proposed to pay a Ps. 350M dividend to shareholders for the quarter. The dividend is subject to approval at the Ordinary General Shareholders’ Meeting of April 28th, 2022.

Share Repurchase Program

As mentioned in our Q4 2021 conference call, we began with the execution of our share repurchase program in February and since then, we have purchased 72,626 shares for Ps. 25.3 million. Given the uncertainties that lay ahead, we will continue to conservatively execute the repurchase program, always focused on maximizing long-term shareholder´s value while maintaining a strong balance sheet.

JAFRA Acquisition

On April 7, 2022, we announced the successful completion of the acquisition of 100% of JAFRA’s operations in Mexico and the United States, along with JAFRA´s trademark rights worldwide. As previously stated, JAFRA will operate as a separate subsidiary with its management team remaining fully focused on its operations and growth strategies.

We will adopt Betterware´s three strategic pillars of Product Innovation, Technology and Business Intelligence across JAFRA’s operations to capitalize on operational synergies and cost reductions, which we expect start achieving by year end 2022. We strongly believe that our technology tools and platforms will enable JAFRA to achieve a greater market reach and to take advantage of the e-commerce opportunity in Mexico and the US.

In addition, JAFRA’s know-how and presence in the US market of over 65 years, will pave the way for us to enter the attractive US market by the end of 2023 to continue expanding our business and increase our overall revenue growth at increasing rates of profitability for the combined company in the long-term.

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of March 31, 2022, and 2021

(In Thousands of Mexican Pesos)

	March 2022	March 2021
Assets
Cash and cash equivalents	711,625	565,408
Trade accounts receivable, net	756,100	1,044,800
Accounts receivable from related parties	7	-
Inventories	1,670,444	1,229,628
Prepaid expenses	100,754	202,533
Other assets	56,083	121,981
Total current assets	3,295,013	3,164,350
Property, plant and equipment, net	1,092,165	949,652
Right of use assets, net	18,264	22,154
Deferred income tax	-	17,605
Investment in associates	1,521	28,786
Intangible assets, net	376,433	323,812
Goodwill	353,703	365,813
Other assets	3,229	5,714
Total non-current assets	1,845,315	1,713,536
Total assets	5,140,328	4,877,886
Liabilities and Stockholders’ Equity
Short term debt and borrowings	107,047	104,582
Accounts payable to suppliers	1,850,080	2,097,493
Accrued expenses	199,773	406,390
Income tax payable	52,335	167,009
Value added tax payable	12,805	64,996
Trade accounts payable to related parties	-	39,893
Statutory employee profit sharing	67,415	10,744
Lease liability	7,934	6,288
Derivative financial instruments	71,219	166,689
Total current liabilities	2,368,608	3,064,084
Employee benefits	2,343	1,694
Derivative financial instruments	-	20,820
Deferred income tax	80,907	56,959
Lease liability	10,575	16,266
Long term debt and borrowings	1,483,082	498,146
Total non-current liabilities	1,576,907	593,885
Total Liabilities	3,945,515	3,657,969

Stockholders’ Equity	1,193,290	1,219,917
Non-controlling interest	1,523	-
Total Stockholders’ Equity	1,194,813	1,219,917
Total Liabilities and Stockholders’ Equity	5,140,328	4,877,886

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on March 31, 2022, and 2021

(In Thousands of Mexican Pesos)

	Q1 2022	Q1 2021	∆%
Net revenue	1,869,127	2,901,661	(35.6%)
Cost of sales	680,327	1,233,280	(44.8%)
Gross profit	1,188,800	1,668,381	(28.7%)

Administrative expenses	315,954	298,734	5.8%
Selling expenses	260,247	295,329	(11.9%)
Distribution expenses	68,078	166,364	(59.1%)
Total expenses	644,279	760,427	(15.3%)

Share of results of subsidiaries	(18,333)	265	(7018.1%)

Operating income	526,188	908,219	(42.1%)

Interest expense	(29,417)	(15,144)	94.2%
Interest income	5,412	3,389	59.7%
Unrealized (loss) gain in valuation of financial derivative instruments	(99,412)	132,785	(174.9%)
Foreign exchange gain (loss), net	6,840	(103,823)	(106.6%)
Financing cost, net	(116,577)	17,207	(777.5%)

Income before income taxes	409,611	925,426	(55.7%)

Income taxes	142,636	286,882	(50.3%)

Net income including minority interest	266,975	638,544	(58.2%)
Non-controlling interest loss	320	-	100.0%
Net income	267,295	638,544	(58.1%)

EBITDA breakdown (Ps. 548 million)
Concept	Q1 2022	Q1 2021	∆%
Net income including minority interest	266,975	638,544	(58.2%)
(+) Income taxes	142,636	286,882	(50.3%)
(+) Financing cost, net	116,577	(17,207)	(777.5%)
(+) Depreciation and amortization	21,617	15,426	40.1%
EBITDA	547,805	923,645	(40.7%)
EBITDA margin	29.3%	31.8%	(2.5%)

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the three-months ended on March 31, 2022, and March 31, 2021

(In Thousands of Mexican Pesos)

	Mar 2022	Mar 2021
Cash flows from operating activities:
Profit for the period	266,975	638,544
Adjustments for:
Income tax expense recognized in profit of the year	142,636	286,882
Depreciation and amortization of non-current assets	21,617	15,426
Interest income recognized in profit or loss	(5,412)	(3,389)
Interest expense recognized in profit or loss	29,417	15,144
Gain of property, plant, equipment sale	(61)	-
Unrealized (gain)/ loss in valuation of financial derivative instruments	99,412	(132,785)
Share-based payment expense	9,011	14,514
Other gains and losses	4,464	-
Movements in working capital:
Trade accounts receivable	21,954	(286,994)
Trade accounts receivable from related parties	17	-
Inventory, net	(331,066)	44,398
Prepaid expenses and other assets	(4,580)	(99,536)
Accounts payable to suppliers, accrued expenses and provisions	(192,733)	164,480
Value added tax payable	12,805	38,293
Statutory employee profit sharing	12,110	3,390
Trade accounts payable to related parties	-	22,521
Income taxes paid	(178,687)	(210,128)
Employee benefits	250	16
Net cash (used) generated by operating activities	(91,871)	510,776
Cash flows from investing activities:
Investment in subsidiaries	(1,024)	(28,786)
Payments for property, plant and equipment, net	(55,521)	(176,513)
Proceeds from disposal of property, plant and equipment, net	6,299	839
Interest received	5,412	3,389
Net cash used in investing activities	(44,834)	(201,071)
Cash flows from financing activities:
Repayment of borrowings	(120,006)	(47,200)
Proceeds from borrowings	220,000	20,000
Interest paid	(49,509)	(15,093)
Lease payment	(2,089)	(1,824)
Share repurchases	(25,264)	-
Dividends paid	(350,000)	(350,000)
Net cash used in financing activities	(326,868)	(394,117)
Net decrease in cash and cash equivalents	(463,573)	(84,412)
Cash and cash equivalents at the beginning of the period	1,175,198	649,820
Cash and cash equivalents at the end of the period	711,625	565,408

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes

EBITDA Margin: is calculated by dividing EBITDA by net revenues

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogues per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q1 2022 Conference Call

Management will hold a conference call with investors on April 29, 2022 at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13728901

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13728901

Contacts:

Company:

Betterware IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011